INVESTMENT MANAGEMENT

Reliable Partner | Reliable Investing®

(d)(16)

May 1, 2022

Voya Partners, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By execution of this letter agreement (the "Agreement"), dated May 1, 2022, intending to be legally bound hereby, Voya Investments, LLC ("VIL"), the investment manager to Voya Index Solution 2025 Portfolio, Voya Index Solution 2030 Portfolio, Voya Index Solution 2035 Portfolio, Voya Index Solution 2040 Portfolio, Voya Index Solution 2045 Portfolio, Voya Index Solution 2050 Portfolio, Voya Index Solution 2055 Portfolio, Voya Index Solution 2060 Portfolio, Voya Index Solution 2065 Portfolio, and Voya Index Solution Income Portfolio (collectively, the "Index Solution Portfolios"), each a series of Voya Partners, Inc. ("VPI"), agrees that, from May 1, 2022 through May 1, 2023, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses to limit each Index Solution Portfolio's Fund-level ordinary operating expenses (including interest, leverage expenses, taxes and expenses of any counsel or other persons or services retained by VPI's directors who are not "interested persons," as that term is defined under the Investment Company Act of 1940, of VPI) and excluding investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Index Solution Portfolio's business, in amounts necessary so that, after such waivers and/or reimbursements, the maximum total operating expense ratio of the Class Z shares of each of the Index Solution Portfolios shall be as set out below.

Maximum Operating Expense Ratio
Name of Portfolio	(at the Fund Level)
(as a percentage of average net assets)

Class Z
Voya Index Solution 2025 Portfolio	0.00%
Voya Index Solution 2030 Portfolio	0.00%
Voya Index Solution 2035 Portfolio	0.00%
Voya Index Solution 2040 Portfolio	0.00%
Voya Index Solution 2045 Portfolio	0.00%
Voya Index Solution 2050 Portfolio	0.00%
Voya Index Solution 2055 Portfolio	0.00%
Voya Index Solution 2060 Portfolio	0.00%
Voya Index Solution 2065 Portfolio	0.00%

May 1, 2022

Maximum Operating Expense Ratio
Name of Portfolio	(at the Fund Level)
(as a percentage of average net assets)

Class Z
Voya Index Solution Income Portfolio	0.00%

VIL acknowledges that: (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future; and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

The operating expense limits set out above apply only at the Fund level and do not limit the fees payable by the underlying investment companies in which the Index Solution Portfolios invest. Therefore, VPI acknowledges and agrees that the Class Z shares of the Index Solution Portfolios will indirectly bear Acquired Fund Fee and Expenses.

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May 1, 2022

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VPI.

Very sincerely,

By: /s/ Todd Modic___________________

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Partners, Inc.

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized